Exhibit 4.2

Certificate No. Biodexa Pharmaceuticals PLC Number of Shares** ( a company incorporated in England and Wales under the Companies Act 2006 with company number 09216368) ORDINARY SHARE CERTIFICATE Hundred Ten Millions Hundred Ten Thousands Hundreds Tens Units Millions Millions Thousands Thousands THIS IS TO CERTIFY THAT is/are the registered holder(s) of the above number of Ordinary Shares of £0.001 each fully paid in Biodexa Pharmaceuticals PLC subject to the Articles of Association of the Company. Given under the Securities Seal of the Company on this the No transfer of the whole or any portion of the above shares can be registered without the production of this certificate Registrars: Neville Registrars Limited, Neville House, Steelpark Road, Halesowen, West Midlands, B62 8HD